SECURITIES AND EXCHANGE COMMISSION
Washington DC  20549

 SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

                                                HOME SOLUTIONS OF AMERICA, INC.
(Name of Issuer)

                                                  Common Stock, par value $.001 per share
(Title of Class of Securities)

                                                                       437355 10 0
(CUSIP Number)

Frank J. Fradella
c/o Home Solutions of America, Inc.
11850 Jones Road
Houston, Texas 77070

                                                                  (281) 970-9859
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                                March 23, 2003
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

                        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355 10 0	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank J. Fradella
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 750,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IN

______________________

(1) Includes 500,000 shares subject to stock purchase rights, and 250,000 shares subject to stock options, all of which are exercisable by Frank J. Fradella within 60 days of the date hereof (see Item 4.).

Item 1. Security and Issuer

            The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc. (formerly Nextgen Communications Corporation), a Delaware corporation (the "Company").  The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

Item 2. Identity and Background

(a)        This statement on Schedule 13D is being filed by Frank J. Fradella, an individual ("Fradella");

(b)        Fradella's business address is 11850 Jones Road, Houston, Texas 77070;

(c)        Fradella's principal occupation is serving as Chairman of the Board of the Company;

(d)        Fradella has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)        Fradella has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)         Fradella is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

             Not applicable.

Item 4. Purpose of Transaction

            On March 23, 2003, Fradella transferred an aggregate of 1,502,651 shares of Common Stock into three separate trusts, receiving no consideration from such transfers.  Mr. Fradella is not the trustee or beneficiary of any of these trusts, and he has no power to vote or dispose of the shares of Common Stock transferred to the trusts.  As a result of these transfers, Fradella does not own any shares of the Company's Common Stock; however, as of the date hereof, Fradella holds: (i) fully vested stock options to purchase 250,000 shares of Common Stock at an exercise price of $.65 per share (the "Stock Options"), and (ii) fully vested stock purchase rights to purchase 500,000 shares of Common Stock at an exercise price of $1.25 per share (the "Stock Purchase Rights"). The Stock Options and the Stock Purchase Rights were amended by the Company's Board of Directors on March 15, 2003, in order to fully vest the Stock Options and the Stock Purchase Rights.

            Fradella has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Fradella in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5. Interest in Securities

(a)       As of the date hereof, Fradella beneficially owns 750,000 shares of the Company's Common Stock, including 250,000 shares that would result from the exercise of the Stock Options, and 500,000 shares that would result from the exercise of the Stock Purchase Rights.  These 750,000 shares represent 6.3% of 11,828,852, which is the sum of:  (i) 11,078,852 shares of Common Stock that the Company had outstanding as of March 24, 2003, as reported in its Annual Report on Form 10-KSB for the year ended December 31, 2002, (ii) the 250,000 shares that would result from the exercise of the Stock Options, and (iii) the 500,000 shares that would result from the exercise of the Stock Purchase Rights;

(b) Number of shares as to which Fradella has:
sole power to vote or direct the vote:	750,000
shared power to vote or direct the vote:	0
sole power to dispose or direct the disposition:	750,000
shared power to dispose or direct the disposition:	0

(c)          Other than the transactions set forth herein, Fradella has not engaged in any transactions in the Common Stock within the past 60 days;

(d)          Not applicable;

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Fradella has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.  Material to be filed as Exhibits

             Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: April 1, 2003	/s/ FRANK J. FRADELLA
Frank J. Fradella